Exhibit 4.1

DESCRIPTION OF THE REGISTRANT'S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Urban Outfitters, Inc. (the “Company,” “our” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common shares. Our authorized capital stock consists of 200,000,000 common shares, par value $.0001 per share, and 10,000,000 preferred shares, par value $.0001 per share.

The following summary description, which includes the material terms of our common shares, is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, Amendment No. 1 to our Amended and Restated Articles of Incorporation and Amendment No. 2 to our Amended and Restated Articles of Incorporation (collectively, the “Articles”) and our Amended and Restated By-laws (the “By-laws”), as each may be amended from time to time and filed as exhibits to the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

DESCRIPTION OF COMMON SHARES

Common Shares

Voting Rights

The holders of common shares are entitled to one vote per share for each share held of record on all matters submitted to a vote of shareholders. Except as otherwise specified in the Articles or the By-laws or provided by law, any corporate action to be taken by vote of shareholders shall be authorized by majority vote.

Our shareholders do not have the right to cumulate their votes in the election of directors.

Dividend Rights

Subject to preferential rights with respect to any class or series of preferred shares that may be issued, holders of common shares are entitled to receive equally such dividends as may be declared by the board of directors on the common shares out of funds legally available therefor.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, holders of common shares are entitled to share equally in all of our remaining assets and funds.

Other Rights and Preferences

The holders of common shares have no preemptive rights or rights to convert common shares into any other securities and are not subject to future calls or assessments. All of the outstanding common shares are fully paid and nonassessable.

Listing

Our common shares are listed on the Nasdaq Global Select Market under the symbol “URBN.”

Preferred Shares

As noted above, the rights, preferences and privileges of holders of common shares may be affected by the rights, preferences and privileges granted to holders of preferred shares. The board of directors, without any further vote or action by the shareholders, has the authority to issue preferred shares in one or more classes or series and to fix from time to time the number of shares to be included in each such class or series and the designations, preferences, qualifications, limitations, restrictions and special or relative rights of the shares of each such class or series. Our ability to issue preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common shares and could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from acquiring, control of our company. We have no present plans to issue any preferred shares.

Anti-Takeover Effects of Certain Provisions of the Pennsylvania Business Corporation Law and our Articles and By-laws

Certain of the provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”), our Articles and our Bylaws could have the effect of delaying or preventing a third party from acquiring the Company, even if doing so would benefit our shareholders.

Pennsylvania Business Corporation Law

The PBCL expressly permits directors of a corporation to consider the interest of constituencies other than shareholders, such as employees, suppliers, customers and the community, in discharging their duties. Further, the PBCL expressly provides that directors do not violate their fiduciary duty solely by relying on shareholders’ rights plans or other anti-takeover provisions of the PBCL. In addition, Section 1725 of the PBCL authorizes a majority of our board of directors, even though less than a quorum, to fill vacancies on the board, including as a result of an increase in the authorized number of directors.

The effect of these provisions may be to deter hostile takeovers at a price higher than the prevailing market price for common shares. In some circumstances, certain shareholders may consider this anti-takeover provision to have a disadvantageous effect. Tender offers or other non-open market acquisitions of shares are frequently made at prices above the prevailing market price of a company’s shares. In addition, acquisitions of shares by persons attempting to acquire control through market purchases may cause the market price of the common shares to reach levels that are higher than would otherwise be the case. These anti-takeover provisions may discourage any or all of such acquisitions, particularly those of less than all of the common shares, and may thereby prevent certain holders of common shares from having an opportunity to sell their shares at a temporarily higher market price.

The PBCL contains four additional provisions that would have applied to us had our shareholders not opted out of these provisions. Pursuant to our Articles, the Company has opted out of (1) the “control transactions” provision, which provides for mandatory shareholder notice of the acquisition of 20% of the voting power of a Pennsylvania corporation and provides shareholders with the opportunity to demand “fair value” for their shares upon acquisition of such voting power, (2) the “business combination” provision, which limits a corporation from engaging in any merger or business combination with an interested shareholder unless certain conditions have been met, (3) the “control share” provision, which limits the voting power of shareholders owning 20% or more of a corporation’s voting stock, and (4) the “disgorgement” provision, which permits a corporation to recover profits resulting from the sale of shares in certain situations, including those where an individual or group attempts to acquire at least 20% of the corporation’s voting shares.

Articles and By-laws

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our By-laws establish an advance notice procedure for shareholders to propose nominations of candidates for election as directors, or to bring other business before any meeting of our shareholders. The By-laws provide that only persons who are nominated by, or at the direction of, the chairman of the board, the chief executive officer, the board of directors or a proxy committee appointed by the board of directors, or by a shareholder who has given timely written notice to the secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors. The By-laws also provide that at any meeting of shareholders only such business may be conducted as has been brought before the meeting by, or at the direction of, the chairman of the board, the chief executive officer, the board of directors or a proxy committee appointed by the board of directors, or by a shareholder who has given timely written notice to the secretary of the Company of such shareholder’s intention to bring such business before such meeting. Generally, for notice of shareholder nominations or business to be brought before an annual meeting to be timely under the By-laws, such notice must be received by us not less than 70 days nor more than 90 days prior to the first anniversary of the previous year’s annual meeting (or, in the case of a special meeting, not earlier than the 90th day before such meeting and not later than the later of (i) the 70th day prior to such meeting or (ii) the 10th day after public announcement of the date of such meeting is first made). A shareholder’s notice must also contain certain information specified in the By-laws.

Additionally, the By-laws provide for “proxy access,” a means for the Company’s eligible shareholders to include shareholder-nominated director candidates in the Company’s proxy materials for annual meetings of shareholders. The By-laws allow a shareholder, or a group of up to 20 shareholders, owning at least 3% of the number of outstanding common shares continuously for at least three years, to include in the Company’s proxy materials for an annual meeting of shareholders a number of director nominees up to the greater of two or 25% of the board of directors, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified therein. Pursuant to the By-laws, written notice of shareholder nominations to the board of directors that are to be included in the Proxy Statement must be delivered to the Secretary of the Company not later than 120 nor earlier than 150 days prior to the first anniversary of the preceding year’s annual meeting.

These provisions might preclude shareholders from making nominations for directors at an annual meeting.

Other Provisions

In addition to the above, our Articles and By-laws contain provisions that, among other things:

•	authorize our board of directors to issue preferred shares ranking senior to our common shares without any action on the part of the shareholders;

•	restrict the ability of shareholders to modify the number of authorized directors; and

•	restrict the ability of shareholders to call special meetings of shareholders.